UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2007

STRATA OIL & GAS INC.

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(Registrant’s Name)

918 16th Avenue NW, Suite 408

Calgary, Alberta, Canada, T2M O3K

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F [ X ] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Appointment of New Officer

On June 1, 2007 Strata Oil & Gas Inc., a Canadian corporation (the “Company”), appointed Mr. Scott Praill as Chief Financial Officer of the Company. Mr. Praill, age 41, has been a Chartered Accountant for over 10 years and has worked for large and small businesses during the span of his career. Mr. Praill served on our Board of Directors from October 2002 until his resignation in August 2006. Upon his resignation, Mr. Praill served as a financial consultant to the Company. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome and Westcoast Energy, and was a Senior Accountant for Price Waterhouse (now PricewaterhouseCoopers). Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. From 2003 until his appointment as Chief Financial Officer of the Company, Mr. Praill was a self-employed financial consultant and from 1999 to 2003 Mr. Praill was the Director of Finance for Inflazyme Pharmaceuticals. Mr. Praill is also currently a Director of American Goldrush Corporation, a publicly held mining company. Mr. Praill has earned the following designations: Chartered Accountant (B.C., 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Manny Dhinsa

Name: Manny Dhinsa
Title: President

Date:	June 1, 2007